UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

FIGS, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
30260D103
(CUSIP Number)
December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	30260D103

1	NAME OF REPORTING PERSON Tulco, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON OO

Explanatory Note
As previously disclosed on a Form 4 filed on March 23, 2022, the Reporting Person (as defined below) distributed to its members in-kind, without consideration, all shares of Class A Common Stock (as defined below) of the Issuer (as defined below) it held on a pro-rata basis (the “Distribution”), including to Thomas J. Tull, the Chairman and Chief Executive Officer of the Reporting Person, and his family trust. Accordingly, the Reporting Person no longer beneficially owns any shares of Class A Common Stock of the Issuer.
Mr. Tull previously filed a joint Schedule 13G with the Reporting Person but now reports Class A Common Stock beneficially owned by him on Schedule 13D.
Item 1(a)	Name of Issuer The name of the issuer is FIGS, Inc. (the “Issuer”).
Item 1(b)	Address of Issuer’s Principal Executive Offices The Issuer’s principal executive offices are located at: 2834 Colorado Ave., Ste. 100, Santa Monica, CA 90404.
Item 2(a)	Name of Person Filing This statement is filed by Tulco, LLC, a Delaware limited liability company (the “Reporting Person”).
Item 2(b)	Address of Principal Business Office or, if None, Residence The address of the principal business office the Reporting Person is 61 E. Colorado Blvd., Unit 200 Pasadena, CA 91105.
Item 2(c)	Citizenship See Item 4 of the cover page.
Item 2(d)	Title of Class of Securities Class A common stock, par value $0.0001 per share (“Class A Common Stock”).
Item 2(e)	CUSIP No. 30260D103
Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
(a)          ☐  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)          ☐  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)          ☐  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)          ☐  Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)          ☐  An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)          ☐  An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)          ☐  A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)          ☐  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)          ☐  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)          ☐  Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4.          Ownership
(a)          Amount Beneficially Owned:  See Item 9 of the cover page.

(b)          Percent of Class:  See Item 11 of the cover page.

(c)          Number of Shares as to which such person has:

(i)	Sole power to vote or direct the vote: See Item 5 of the cover page.

(ii)	Shared power to vote or direct the vote: See Item 6 of the cover page.

(iii)	Sole power to dispose or direct the disposition: See Item 7 of the cover page.

(iv)	Shared power to dispose or direct the disposition: See Item 8 of the cover page.
Item 5.
Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company Not applicable.
Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.
Notice of Dissolution of Group

The Reporting Person previously entered into a voting agreement (as amended from time to time, the “Voting Agreement”) with the Issuer, Catherine Spear, Heather Hasson and certain related persons and trusts (collectively, the “Stockholders”), which contains, among other things, provisions relating to the coordination of the voting of securities of the Issuer held by the parties thereto. By virtue of the Voting Agreement and the obligations and rights thereunder, the Reporting Person previously acknowledged and agreed that it was acting as a “group” with the other Stockholders (the “Group”) within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended.
Concurrent with the Distribution and as disclosed on a Form 8-K filed by the Issuer on March 23, 2022, the Reporting Person and the Stockholders entered into an amendment and joinder to the Voting Agreement, under which Mr. Tull and his family trust (together, the “Tull Parties”) were joined as parties to the Voting Agreement.
Following the Distribution, by virtue of no longer being a beneficial owner of any securities of the Issuer, the Reporting Person is no longer deemed to be a member of the Group, while the Tull Parties may be deemed to be members of the Group, as disclosed on Mr. Tull’s Schedule 13D filings.

Item 10.	Certification Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2023

TULCO, LLC

By:	/s/ Jeffrey Miller
	Name:	Jeffrey Miller
	Title:	Chief Operating Officer and General Counsel